Filed Pursuant to Rule 424(b)(2)
File No. 333-180728

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium Term Notes, Series K, Notes Linked to 3 Month LIBOR due March 17, 2023	$2,017,000	$234.38

(1)

The total filing fee of $234.38 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

PRICING SUPPLEMENT No. 484 dated March 12, 2015 (To Prospectus Supplement dated April 13, 2012 and Prospectus dated April 13, 2012)

Wells Fargo & Company Medium-Term Notes, Series K

Capped Floating Rate Notes Notes Linked to 3 Month LIBOR due March 17, 2023

■	Quarterly interest payments

■

The per annum rate of interest payable on the notes will be reset quarterly and will be equal to 3 month LIBOR plus 1.00%, but in no event will such rate be more than the applicable maximum interest rate or less than the minimum interest rate, for any quarterly interest period

■	The maximum interest rate applicable to each quarterly interest period is:

	Year 1-3	3.00% per annum

	Year 4-5	3.75% per annum

	Year 6-7	4.50% per annum

	Year 8	5.25% per annum

■	Term of 8 years

■	All payments on the notes are subject to the credit risk of Wells Fargo & Company; if Wells Fargo & Company defaults on its obligations, you could lose some or all of your investment

■	No exchange listing; designed to be held to maturity

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” on page PRS-5.

The notes are unsecured obligations of Wells Fargo & Company and all payments on the notes are subject to the credit risk of Wells Fargo & Company. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	$1,000.00	$5.00	$995.00
Total	$2,017,000.00	$9,085.00	$2,007,915.00

(1)

The per note agent discount in the table above represents the maximum agent discount payable per note. The total agent discount and total proceeds to Wells Fargo in the table above reflect the actual total agent discount payable in respect of the notes. See “Plan of Distribution (Conflicts of Interest)” in the prospectus supplement for further information including information regarding how we may hedge our obligations under the notes and offering expenses. Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes and is acting as principal.

Wells Fargo Securities

Capped Floating Rate Notes

Notes Linked to 3 Month LIBOR due March 17, 2023

Investment Description

The Notes Linked to 3 Month LIBOR due March 17, 2023 are senior unsecured debt securities of Wells Fargo & Company and are part of a series entitled “Medium-Term Notes, Series K.”

All payments on the notes are subject to the credit risk of Wells Fargo.

You should read this pricing supplement together with the prospectus supplement dated April 13, 2012 and prospectus dated April 13, 2012 for additional information about the notes. Information included in this pricing supplement supersedes information in the prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the prospectus supplement.

You may access the prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus Supplement dated April 13, 2012 and Prospectus dated April 13, 2012 filed with the SEC on April 13, 2012:

http://www.sec.gov/Archives/edgar/data/72971/000119312512162780/d256650d424b2.htm

Investor Considerations

We have designed the notes for investors who:

■

seek an investment with a per annum interest rate that will be reset quarterly and will be equal to 3 month LIBOR plus 1.00%, but in no event will such rate be more than the applicable maximum interest rate or less than the minimum interest rate, for any quarterly interest period;

■	understand that the interest rate on the notes for any quarterly interest period will never be higher than the applicable maximum interest rate regardless of how high 3 month LIBOR rises;

■

understand that if 3 month LIBOR plus 1.00% is less than the applicable maximum interest rate for any quarterly interest period in a given year, the cumulative interest rate for that year will be less than such applicable maximum interest rate; and

■	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

■	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

■	expect interest rates to increase beyond the rates provided by the notes;

■	are unwilling to accept the credit risk of Wells Fargo; or

■	prefer the certainty of investments with fixed coupons and with comparable maturities issued by companies with comparable credit ratings.

PRS-2

Capped Floating Rate Notes

Notes Linked to 3 Month LIBOR due March 17, 2023

Terms of the Notes

Pricing Date:	March 12, 2015.

Issue Date:	March 17, 2015. (T+3)

Original Offering Price:	$1,000 per note. References in this pricing supplement to a “note” are to a note with a principal amount of $1,000.

Stated Maturity Date:	March 17, 2023. The notes are not subject to redemption by Wells Fargo or repayment at the option of the holder prior to the stated maturity date.

Payment at Maturity:	A holder will be entitled to receive on the stated maturity date a cash payment in U.S. dollars equal to $1,000 per note, plus any accrued and unpaid interest.

Interest Payment Dates:

Each March 17, June 17, September 17 and December 17, commencing June 17, 2015 and ending at maturity. Except as described below for the first interest period, on each interest payment date, interest will be paid for the period commencing on and including the immediately preceding interest payment date and ending on and including the day immediately preceding that interest payment date. This period is referred to as an “interest period.” The first interest period will commence on and include the issue date and end on and include June 16, 2015. Interest payable with respect to an interest period will be computed on the basis of a 360-day year and the actual number of days in such interest period. If a scheduled interest payment date is not a business day, interest will be paid on the next business day, and interest on that payment will not accrue during the period from and after the scheduled interest payment date.

Interest Rate:

The interest rate that will apply during an interest period will be equal to 3 month LIBOR on the determination date for such interest period plus 1.00%, but in no event will such rate be more than the applicable maximum interest rate or less than the minimum interest rate.

The “determination date” for an interest period will be two London banking days prior to the first day of such interest period. As a result, the interest rate for the first interest period will be determined two London banking days before the issue date.

“3 month LIBOR” means, for any determination date, the arithmetic mean of the offered rates for deposits in U.S. dollars having a 3 month maturity, commencing on the second London banking day immediately following that determination date that appear on the designated LIBOR page as of 11:00 a.m., London time, on that determination date, if at least two offered rates appear on the designated LIBOR page, provided that if the designated LIBOR page by its terms provides only for a single rate, that single rate will be used. The “designated LIBOR page” means the display on Reuters, or any successor service, on page LIBOR01, or any other page as may replace that page on that service, for the purpose of displaying the London Interbank rates for U.S. dollars.

If (i) fewer than two offered rates appear or (ii) no rate appears and the designated LIBOR page by its terms provides only for a single rate, then the calculation agent will request the principal London offices of each of four major banks in the London Interbank market, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in U.S. dollars for a 3 month period commencing on the second London banking day immediately following that determination date to prime banks in the London

PRS-3

Capped Floating Rate Notes

Notes Linked to 3 Month LIBOR due March 17, 2023

Terms of the Notes (Continued)

Interbank market at approximately 11:00 a.m., London time, on that determination date and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, 3 month LIBOR determined on that determination date will be the arithmetic mean of those quotations.

If fewer than two quotations are provided, 3 month LIBOR will be the arithmetic mean of the rates quoted at approximately 11:00 a.m. in New York, New York on that determination date by three major banks in New York, New York selected by the calculation agent for loans in U.S. dollars to leading European banks, having a 3 month maturity and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time.

If the banks so selected by the calculation agent are not quoting as set forth above, 3 month LIBOR on such determination date will be determined by the calculation agent in a commercially reasonable manner.

Calculation Agent:	Wells Fargo Securities, LLC.

Maximum Interest Rate:

The maximum interest rate applicable to an interest period is as follows:

Commencing March 17, 2015 and ending March 16, 2018                    3.00% per annum

Commencing March 17, 2018 and ending March 16, 2020                    3.75% per annum

Commencing March 17, 2020 and ending March 16, 2022                    4.50% per annum

Commencing March 17, 2022 and ending March 16, 2023                    5.25% per annum

Minimum Interest Rate:	0.00%

Material Tax Consequences:	For a discussion of the material U.S. federal tax consequences of the ownership and disposition of the notes see “United States Federal Tax Considerations.”

Agent:

Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company. The agent may resell the notes to other securities dealers at the original offering price of the notes less a concession not in excess of $5.00 per note. Such securities dealers may include Wells Fargo Advisors, LLC, one of our affiliates.

The agent or another affiliate of ours expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the notes. If any dealer participating in the distribution of the notes or any of its affiliates conducts hedging activities for us in connection with the notes, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to the discount or concession received in connection with the sale of the notes to you.

No Listing:	The notes will not be listed on any securities exchange or automated quotation system.

Denominations:	$1,000 and any integral multiple of $1,000

CUSIP:	94986RWF4

PRS-4

Capped Floating Rate Notes

Notes Linked to 3 Month LIBOR due March 17, 2023

Risk Factors

Your investment in the notes will involve risks. You should carefully consider the risk factors set forth below as well as the other information contained in the prospectus supplement and prospectus, including the documents they incorporate by reference. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

Interest rates may change significantly over the term of the notes, and it is impossible to predict what interest rates will be at any point in the future. Although the interest rate on the notes will be based on the level of 3 month LIBOR, the interest rate that will apply at any time on the notes may be more or less than other prevailing market interest rates at such time and in any event will never exceed the applicable maximum interest rate regardless of the level of 3 month LIBOR on any determination date. In addition, if 3 month LIBOR plus 1.00% is less than the applicable maximum interest rate for any quarterly period in any given year, the cumulative interest rate for that year will be less than such applicable maximum interest rate. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

The Notes Are Subject To The Credit Risk Of Wells Fargo.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party, and any amounts payable under the notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the notes.

The Agent Discount, Offering Expenses And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the notes will likely be lower than the original offering price. The original offering price includes, and any price quoted to you is likely to exclude, the agent discount paid in connection with the initial distribution, offering expenses and the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. The price at which the agent or any other potential buyer may be willing to buy your notes will also be affected by the maximum interest rate provided by the notes and by the market and other conditions discussed in the next risk factor.

The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, among others, are expected to affect the value of the notes. When we refer to the “value” of your note, we mean the value that you could receive for your note if you are able to sell it in the open market before the stated maturity date.

•	3 Month LIBOR. The value of the notes prior to maturity will be influenced by the level of 3 month LIBOR forward rates at that time.

•	Interest Rates. The value of the notes may be affected by changes in the interest rates and in the yield curve in the U.S. markets.

•

Time Remaining To Maturity. The value of the notes at any given time prior to maturity will likely be different from that which would be expected based on the then-current level of 3 month LIBOR. This difference will most likely reflect a discount due to expectations and uncertainty concerning the level of 3 month LIBOR during the period of time still remaining to the maturity date. In general, as the time remaining to maturity decreases, the value of the notes will approach the amount payable at maturity.

•

Volatility of 3 Month LIBOR. Volatility is the term used to describe the size and frequency of fluctuations in the level of the 3 month LIBOR. The value of the notes may be affected if the volatility of 3 month LIBOR changes

PRS-5

Capped Floating Rate Notes

Notes Linked to 3 Month LIBOR due March 17, 2023

Risk Factors (Continued)

•

Our Creditworthiness. Actual or anticipated changes in our creditworthiness may affect the value of the notes. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as the level of 3 month LIBOR, an improvement in our creditworthiness will not reduce the other investment risks related to the notes.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

Our Economic Interests And Those Of Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.

You should be aware of the following ways in which our economic interests and those of any dealer participating in the distribution of the notes, which we refer to as a “participating dealer,” are potentially adverse to your interests as an investor in the notes. In engaging in certain of the activities described below, our affiliates or any participating dealer or its affiliates may take actions that may adversely affect the value of and your return on the notes, and in so doing they will have no obligation to consider your interests as an investor in the notes. Our affiliates or any participating dealer or its affiliates may realize a profit from these activities even if investors do not receive a favorable investment return on the notes.

•

The calculation agent is our affiliate and may be required to make discretionary judgments that affect the return you receive on the notes. Wells Fargo Securities, LLC, which is our affiliate, will be the calculation agent for the notes. As calculation agent, Wells Fargo Securities, LLC will determine 3 month LIBOR in the event that 3 month LIBOR is not determined by reference to the designated LIBOR page or bank quotations. In performing its functions, the fact that Wells Fargo Securities, LLC is our affiliate may cause it to have economic interests that are adverse to your interests as an investor in the notes, and Wells Fargo Securities, LLC’s determinations as calculation agent may adversely affect your return on the notes.

•

A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession, creating a further incentive for the participating dealer to sell the notes to you. If any participating dealer or any of its affiliates conducts hedging activities for us in connection with the notes, that participating dealer or its affiliates will expect to realize a projected profit from such hedging activities and this projected profit will be in addition to the concession that the participation dealer realizes for the sale of the notes to you. This additional projected profit may create a further incentive for the participating dealer to sell the notes to you.

PRS-6

Capped Floating Rate Notes

Notes Linked to 3 Month LIBOR due March 17, 2023

Historical LIBOR Information

The following graph sets forth 3 month LIBOR for each day in the period from January 1, 2005 to March 12, 2015. On March 12, 2015, 3 month LIBOR was 0.27060%. The historical 3 month LIBOR set forth below should not be taken as an indication of 3 month LIBOR in the future.

PRS-7

Capped Floating Rate Notes

Notes Linked to 3 Month LIBOR due March 17, 2023

United States Federal Tax Considerations

The following is a discussion of the material U.S. federal income and certain estate tax consequences of the ownership and disposition of the notes. It applies to you only if you purchase a note for cash in the initial offering at the “issue price,” which is the first price at which a substantial amount of the notes is sold to the public, and hold the note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). It does not address all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences, or if you are a holder subject to special rules, such as:

•	a financial institution;

•	a “regulated investment company”;

•	a “real estate investment trust”;

•	a tax-exempt entity, including an “individual retirement account” or “Roth IRA”;

•	a dealer or trader subject to a mark-to-market method of tax accounting with respect to the notes;

•	a person holding a note as part of a “straddle” or conversion transaction or who has entered into a “constructive sale” with respect to a note;

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar; or

•	an entity classified as a partnership for U.S. federal income tax purposes.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding the notes or a partner in such a partnership, you should consult your tax adviser as to the particular U.S. federal tax consequences of holding and disposing of the notes to you.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not address the effects of any applicable state, local or non-U.S. tax laws or the application of the Medicare tax on net investment income. You should consult your tax adviser with regard to the application of the U.S. federal income and estate tax laws to your particular situation as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Tax Treatment of the Notes

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt for U.S. federal income tax purposes. Whether the notes should be treated as “variable rate debt instruments” or “contingent payment debt instruments,” however, will depend upon the facts at the time of issuance of the notes. If the determination were made as of the date hereof, we would treat the notes as “variable rate debt instruments,” and the discussion herein is based on this treatment.

If, based on market conditions as of the time of issuance of the notes, the notes are not treated as “variable rate debt instruments,” they will instead be treated as “contingent payment debt instruments” for U.S. federal income tax purposes. Under this treatment, (i) regardless of your regular method of tax accounting, in each year that you held the notes you would be required to accrue income, subject to certain adjustments, based on our comparable yield for similar non-contingent debt, determined as of the time of issuance of the notes, and (ii) any gain on the sale, exchange or retirement of the notes would be treated as ordinary income.

You should consult your tax adviser regarding the potential consequences to you if the notes are treated as contingent payment debt instruments.

PRS-8

Capped Floating Rate Notes

Notes Linked to 3 Month LIBOR due March 17, 2023

United States Federal Tax Considerations (Continued)

Tax Consequences to U.S. Holders

This section applies only to U.S. holders. You are a “U.S. holder” if you are a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Interest.    Pursuant to rules governing the tax treatment of variable rate debt instruments, interest will be taxable to you as ordinary interest income at the time it is accrued or received, in accordance with your method of tax accounting.

Sale, Exchange or Retirement of the Notes.    Upon a sale, exchange or retirement of the notes, you generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts attributable to accrued interest, which will be taxed as described in the preceding section) and your tax basis in the notes that are sold, exchanged or retired. Your tax basis in the notes will equal the amount you paid to acquire them. This gain or loss generally will be long-term capital gain or loss if, at the time of the sale, exchange or retirement, you held the notes for more than one year, and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate U.S. holders are generally subject to taxation at reduced rates. The deductibility of capital losses is subject to certain limitations.

Backup Withholding and Information Reporting.    Backup withholding may apply in respect of the amounts paid to you on a note, unless you provide proof of an applicable exemption or a correct taxpayer identification number, and otherwise comply with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against your U.S. federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service (the “IRS”). In addition, information returns will be filed with the IRS in connection with payments on the notes and the proceeds from a sale, exchange or retirement of the notes, unless you provide proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section applies only to non-U.S. holders. You are a “non-U.S. holder” if you are a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;

•	a foreign corporation; or

•	a foreign estate or trust.

You are not a non-U.S. holder for purposes of this discussion if you are (i) an individual who is present in the United States for 183 days or more in the taxable year of disposition or (ii) a former citizen or resident of the United States.

If you are or may become such a person during the period in which you hold a note, you should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes.

PRS-9

Capped Floating Rate Notes

Notes Linked to 3 Month LIBOR due March 17, 2023

United States Federal Tax Considerations (Continued)

Subject to the discussion below concerning FATCA, you will not be subject to U.S. federal income or withholding tax in respect of amounts paid on the notes, provided that:

•	you do not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

•	you are not a bank receiving interest under Section 881(c)(3)(A) of the Code; and

•	you provide to the applicable withholding agent an appropriate IRS Form W-8 on which you certify under penalties of perjury that you are not a U.S. person.

Backup Withholding and Information Reporting.    Information returns will be filed with the IRS in connection with payments of interest on the notes and may be filed with the IRS in connection with the payment of proceeds from a sale, exchange or other disposition of the notes. You may be subject to backup withholding in respect of amounts paid to you, unless you comply with certification procedures to establish that you are not a U.S. person for U.S. federal income tax purposes or otherwise establish an exemption. Compliance with the Form W-8 certification requirement described above will satisfy the certification requirements necessary to avoid backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

U.S. Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should consider the U.S. federal estate tax implications of an investment in the notes. Absent an applicable treaty benefit, a note will be treated as U.S.-situs property subject to U.S. federal estate tax if payments on the note if received by the decedent at the time of death would have been subject to U.S. federal withholding tax (even if the Form W-8 certification requirement described above were satisfied and not taking into account an elimination of such U.S. federal withholding tax due to the application of an income tax treaty). You should consult your tax adviser regarding the U.S. federal estate tax consequences of an investment in the notes in your particular situation and the availability of benefits provided by an applicable estate tax treaty, if any.

FATCA Legislation

Legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements. Withholding under these rules (if applicable) applies to payments of amounts treated as interest and, for dispositions after December 31, 2016, to payments of gross proceeds of the disposition (including upon retirement) of the notes. If withholding applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld. Both U.S. and non-U.S. holders should consult their tax advisers regarding the potential application of FATCA to the notes.

PRS-10